Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Reports

First Quarter 2013 Financial Results

SHENZHEN, China, May 28, 2013 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the first quarter ended March 31, 2013.

Financial Highlights

For the quarter ended March 31, 2013:

•	Same store sales increased by 6.1% compared with the first quarter of 2012

•	Revenue increased to RMB627.4 million (US$101.0 million) from RMB625.8 million in the first quarter of 2012

•	Net income increased slightly to RMB7.1million (US$1.1 million) from RMB7.0 million in the first quarter of 2012

•	Basic and diluted earnings per American depositary share (“ADS”) were RMB0.07 (US$0.01), the same as in the first quarter of 2012

“We are pleased to see continuing same store sales growth in the first quarter of 2013, compared with the same period of 2012,” Mr. Fuxiang Zhang, Chief Executive Officer, commented. “Our focus on increasing store efficiencies and maximizing customer transactions per visit, enabled the Company to maintain top line growth momentum, even given a lower store count. In the current competitive market environment, we strive to broaden and optimize our product portfolio. We believe that our dedication to product line development and optimization has provided a solid foundation for the company to stabilize its gross margins over time.”

First Quarter Results

During the first quarter of 2013, the Company opened 25 new stores and closed 63 stores. As of March 31, 2013, the Company had 2,094 directly operated stores in total.

Revenue for the first quarter of 2013 increased by 0.2% to RMB627.4 million (US$101.0 million) from RMB625.8 million for the same period in 2012. Same store sales (for the 2,015 stores opened before December 31, 2011 and which were still operating) for the first quarter of 2013, increased by 6.1% compared with the same period in 2012. The increase in same store sales was primarily due to promotional initiatives aimed at increasing transactions per store.

First quarter revenue analysed by product group comprised 22.1% by sales of prescription drugs; 40.0% by over-the-counter (“OTC”) drugs; 14.9% by nutritional supplements; 4.1% by herbal products; and 18.9% from convenience and other products.

First quarter gross profit was RMB290.9 million (US$46.8 million), which was slightly decreased from RMB291.6 million in the same period of 2012. Gross margins in the first quarter of 2013 were 46.4%, compared with 46.6% in the same period of 2012. The small year-over-year decrease in gross margin was mainly the result of mandatory price cuts on certain pharmaceuticals imposed by the Chinese government together with changes in product mix, as the Company introduced more convenience products with lower gross margins.

The Company’s portfolio of private label products extended to 2,024 types of products as of March 31, 2013. Sales of private label products represented approximately 24.5% of the Company revenue and 33.9% of the gross profit for the first quarter of 2013.

Sales, marketing and other operating expenses, as a percentage of revenue, in the first quarter of 2013 decreased to 40.2% from 40.4% in the same period of 2012. The year-over-year decrease was primarily due to the growth in same store sales and closure of underperforming stores.

General and administrative expenses, as a percentage of revenue, in the first quarter of 2013 was 4.4%, compared with 4.8% for the same period of 2012. The decrease was mainly due to the continued implementation of the Company’s overall cost management measures.

Income from operations in the first quarter of 2013 increased by 30.3% to RMB11.3 million (US$1.8 million) from RMB8.7 million in the same period of 2012.

Interest income for the first quarter of 2013 was RMB4.1 million (US$0.7 million), compared with RMB5.4 million in the same period of 2012. Interest income decreased as a result of reduced cash balances following the distribution of a special dividend in the second quarter of 2012.

Dividend income from cost method investments was RMB1.8 million (US$0.3 million) in the first quarter of 2013, compared with RMB1.4 million in the same period of 2012. Equity in income of an equity method investee was nil in the first quarter of 2013, compared with the income of RMB0.7 million in the same period of 2012. On December 28, 2012, the Company completed the sales of its entire 40% equity interests in Yunnan Jianzhijia Chain Drugstore Ltd. for a total cash consideration of approximately RMB 81.5 million.

The Company’s effective tax rate was 58.6% for the first quarter of 2013, compared with 56.8% for the same period in 2012. The higher effective tax rate for the first quarter of 2013 was caused by non-deductible expenses and the effect of operating losses from loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets.

Net income in the first quarter of 2013 was RMB 7.1 million (US$1.1 million), which represented RMB0.07 (US$0.01) basic and diluted earnings per ADS. Net income in the first quarter of 2012 was RMB7.0 million, which also represented RMB0.07 basic and diluted earnings per ADS.

In the first quarter of 2013, net cash-flows from operating activities were RMB6.9 million (US$1.1 million), compared with RMB0.9 million in the same period of 2012.

As of March 31, 2013, the Company’s total cash, cash equivalents, bank deposits and restricted cash were RMB662.1 million (US$106.6 million) and its shareholders’ equity was RMB1.03 billion (US$166.3 million), compared with total cash, cash equivalents, bank deposits and restricted cash of RMB664.4 million and shareholders’ equity of RMB1.03 billion as of December 31, 2012.

Business Outlook

“The ongoing avian flu epidemic in the second quarter of 2013 has clearly caused more visits of customers to the Company drugstores for preventive medications. Fever reducing and detoxicating drugs in our pharmaceutical category contributed to be the strong growth category in same store sales, in second quarter-to-date as compared with the same period in 2012,” Mr. Zhang remarked. “We continue to execute our strategy of focusing on store productivity and cost control.”

Conference Call Information

The Company will host a conference call and a simultaneous webcast, on Tuesday, May 28, 2013 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing in approximately five minutes before the call start time at +1-877-407-9210 (North America) or +1-201-689-8049 (International). A live webcast of the conference call will be available on the Company’s website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the event through 11:59 p.m. Eastern Time on June 4, 2013. An archived webcast of the conference call will be available on the Company’s website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 414282.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is the largest retail drugstore chain in China based on the number of directly operated stores. As of March 31, 2013, the Company had 2,094 stores across 76 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate of US$1.00 = RMB6.2108 on March 29, 2013 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 29, 2013, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Zixin Shao

China Nepstar Chain Drugstore Ltd.

Chief Financial Officer

+86-755-2641-4065

ir@nepstar.cn

Dixon Chen

Grayling

Investor Relations

+1-646-284-9403

dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

+1-646-284-9455

ivette.almeida@grayling.com

(Tables Follow)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands – except per-share data)

	Three-month period ended
	March 31,
	2012	2013	2013
	RMB	RMB	USD

Revenue	625,835	627,360	101,011
Cost of goods sold	(334,257)	(336,437)	(54,170)

Gross profit	291,578	290,923	46,841
Sales, marketing and other operating expenses	(252,682)	(252,085)	(40,588)
General and administrative expenses	(30,239)	(27,557)	(4,437)

Income from operations	8,657	11,281	1,816
Interest income	5,384	4,113	662
Dividend income from cost method investments	1,404	1,797	289
Equity in income of an equity method investee	742	—	—

Income before income tax expense	16,187	17,191	2,767
Income tax expense	(9,201)	(10,077)	(1,622)

Net income	6,986	7,114	1,145

Basic earnings per ordinary share	0.035	0.036	0.006
Basic earnings per ADS	0.070	0.072	0.012
Diluted earnings per ordinary share	0.035	0.036	0.006
Diluted earnings per ADS	0.070	0.072	0.012

Other comprehensive income, net of tax:

Foreign currency translation adjustments	26	(137)	(22)

Comprehensive income attributable to China Nepstar Chain Drugstore Ltd.	7,012	6,977	1,123

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of	As of
	December 31,	March 31,	March 31,
	2012	2013	2013
	RMB	RMB	USD

ASSETS

Current assets
Cash and cash equivalents	371,256	374,034	60,223
Short-term bank time deposits	237,100	232,100	37,370
Restricted cash	36,000	36,000	5,796
Accounts receivable, net of allowance for doubtful accounts	114,601	117,986	18,997
Amounts due from related parties	8,254	9,760	1,571
Prepaid expenses, deposits and other current assets	147,252	139,040	22,388
Inventories	478,483	456,816	73,552
Deferred tax assets	1,704	3,556	573

Total current assets	1,394,650	1,369,292	220,470

Non-current assets
Long-term bank time deposits	20,000	20,000	3,220
Property and equipment, net	120,237	117,829	18,972
Rental deposits	38,236	38,733	6,236
Cost method investments	12,638	12,638	2,035
Intangible assets, net	2,868	2,868	462
Goodwill	51,819	51,819	8,343
Deferred tax assets	3,056	3,041	490
Accrued interest income	507	719	116

Total non-current assets	249,361	247,647	39,874

Total assets	1,644,011	1,616,939	260,344

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	356,095	348,767	56,155
Bills payable	20,534	—	—
Amounts due to related parties	18,381	15,456	2,489
Accrued expenses and other payables	105,503	97,395	15,681
Income tax payable	40,967	44,443	7,156
Deferred income	14,327	14,568	2,346

Total current liabilities	555,807	520,629	83,827

Non-current liabilities
Deferred income	18,365	18,363	2,957
Deferred tax liabilities	7,499	7,898	1,272
Other non-current liabilities	36,237	36,969	5,952

Total non-current liabilities	62,101	63,230	10,181

Total liabilities	617,908	583,859	94,008

Shareholders’ equity
Share capital	158	158	25
Additional paid-in capital	832,811	832,811	134,091
Accumulated other comprehensive loss	(41,688)	(41,825)	(6,734)
Retained earnings	234,822	241,936	38,954

Total shareholders’ equity	1,026,103	1,033,080	166,336

Total liabilities and shareholders’ equity	1,644,011	1,616,939	260,344